UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*



                               GRAPHON CORPORATION
        -----------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   388707 10 1
                       -----------------------------------
                                 (CUSIP Number)


                                December 31, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- ------------------------------------------------------------------------------
CUSIP No. 388707 10 1
- ------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      Kevin B. Kimberlin
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
- ------------------------------------------------------------------------------
3.    SEC USE ONLY
- ------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen
- ------------------------------------------------------------------------------
      NUMBER OF           5.      SOLE VOTING POWER             1,343,704
      SHARES              ------------------------------------------------------
      BENEFICIALLY        6.      SHARED VOTING POWER                   0
      OWNED BY            ------------------------------------------------------
      EACH                7.      SOLE DISPOSITIVE POWER        1,343,704
      REPORTING           ------------------------------------------------------
      PERSON WITH         8.      SHARED DISPOSITIVE POWER              0
- ------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,343,704
- ------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
- ------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     7.6%
- ------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
      IN
- ------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                       GraphOn Corporation

         (b)      Address of Issuer's Principal Executive Offices

                       225 Cochrane Circle
                       Morgan Hill, CA  95037

Item 2.

         (a)      Name of Person Filing

                       Kevin B. Kimberlin

         (b)      Address of Principal Business Office

                  c/o  535 Madison Avenue, 18th Floor
                       New York, New York 10022

         (c)      Citizenship:

                       Kevin B. Kimberlin is a citizen of the United States.

         (d)      Title of Class of Securities

                       Common Stock, $0.0001 par value

         (e)      CUSIP Number

                       388707 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check the status of the person filing

                       Not applicable.

Item 4.  Ownership

         (a)      Amount beneficially owned:

                       1,343,704

         (b)      Percent of class:

                       7.6%

         (c)      Number of shares as to which the person has:

                  (i)     Sole power to vote or to direct the vote

                               1,343,704

                  (ii)    Shared power to vote or direct the vote

                                 -0-

                  (iii)   Sole power to dispose or direct the
                          disposition of

                               1,343,704

                  (iv) Shared power to dispose or to direct the disposition of

                                 -0-

                       Kevin B. Kimberlin is the general partner of Kevin Kimberlin Partners LP ("KKP"), a Delaware limited partnership. Kevin B. Kimberlin is the controlling stockholder of Spencer Trask & Co. (formerly known as Spencer Trask Holdings, Inc.), a Delaware corporation ("STC"), which controls Spencer Trask Ventures, Inc. (formerly known as Spencer Trask Securities, Incorporated), a Delaware corporation ("STVI"). The principal place of business of each of KKP, STC, and STVI is 535 Madison Avenue, 18th floor, New York, NY 10022.

                       Of the amount reported above, KKP holds 1,815,801 shares of common stock and warrants to purchase 64,269 shares of common stock; STC holds 44,500 shares of common stock and warrants to purchase 216,490 shares of common stock; and STVI holds 184,807 shares of common stock and warrants to purchase 5,576 shares of common stock. Additionally, Kevin B. Kimberlin holds warrants to purchase 12,261 shares of common stock.

                       Based on the Issuer's Form 10-Q filed November 13, 2001, as of November 9, 2001, 17,321,480 shares of the Issuer's common stock were issued and outstanding and, based on such figure, the reporting person held 7.6% of such class of stock.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group

                  Not Applicable

Item 9.  Notice of Dissolution of Group

                  Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001




                                            /s/ Kevin B. Kimberlin
                                            --------------------------------
                                            Kevin B. Kimberlin

Attention:    Intentional misstatements or omissions of fact constitute
              Federal criminal violations (18 U.S.C. 1001)